March 4, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	J. Nolan McWilliams, Esq.
Sonia Bednarowski, Esq.
Division of Corporation Finance

Re:	FreeSeas Inc.
Registration Statement on Form F-1
Filed January 25, 2013
File No. 333-186222

Ladies and Gentlemen:

The following responses address the oral comment of the reviewing staff of the Commission pursuant to a telephone conversation on February 27, 2013 by and between Sonia Benarowski of the Commission and James Turner of Sichenzia Ross Friedman Ference LLP relating to the response letter, dated February 15, 2013, filed by FreeSeas Inc. (the “Company”), relating to the Registration Statement on Form F-1 filed on January 25, 2013 (the "Registration Statement").

1.	Please amend the third paragraph of the legal opinion to state that counsel has reviewed, in addition to the documents specified, all other documents as that counsel deems necessary in order to render the opinions provided therein.

Response:

The legal opinion, filed as exhibit 5.01, states that counsel has reviewed, in addition to the documents specified, “all other documents as we have deemed necessary in order to render the opinions provided herein.”

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer

Cc:	Marc J. Ross, Esq.

Thomas A. Rose, Esq.

James M. Turner, Esq.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr